SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2006

                        Commission File Number: 011-16245

                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F |X|        Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)1:____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:____

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|              No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.

See press release attached hereto dated March 13, 2006 regarding the appointment of John C. Russell as interim President and Chief Executive Officer following the resignation of Henry B. Smith for health reasons.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           W.P. STEWART & CO., LTD.


Date: March 15, 2006                       By: /s/ Susan G. Leber
                                              ----------------------------------
                                              Name:  Susan G. Leber
                                              Title: Chief Financial Officer
                                               knowledge. judgement. EXPERIENCE.

W.P. STEWART
     & Co., Ltd.                                                   PRESS RELEASE

Contact:  Fred Ryan
telephone: 441.295.8585

13 March, 2005

    W.P. Stewart names John C. Russell interim President and Chief Executive
       Officer following resignation of Henry B. Smith for health reasons

      W. P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") announced today that John C. Russell, currently Deputy Chairman of the Board of Directors, has been appointed President and Chief Executive Officer, on an interim basis, following Henry B. Smith's decision to resign, as President and Chief Executive Officer, for health reasons. The appointment of Mr. Russell and the resignation of Mr. Smith are to be effective 31 March 2006.

      Mr. Russell will relinquish the position of Deputy Chairman but remain on the Company's Board of Directors as a Director and a member of the Executive Committee of the Board. Mr. Smith will remain on the Board of Directors in the position of Deputy Chairman and a member of the Executive Committee of the Board.

      William P. Stewart remains Chairman of the Board and continues to actively manage significant client accounts for the Company. Mr. Stewart is also a member of the Executive Committee of the Board.

      Mr. Smith had major surgery early in 2005, which was successful, but resulted in post-operative complications that make it difficult for him to meet the demands imposed by the full-time role of President and Chief Executive Officer. Consequently, Mr. Smith feels it is in his best interests and the Company's that he step back from the day-to-day management activities while remaining in an important role on the Company's Board of Directors.

      The Board of Directors expressed their thanks to Henry Smith for his leadership and contribution during the past year in his capacity as President and Chief Executive Officer and wished him a speedy return to good health. The Board also has established a special committee to

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823
conduct a search for a new President and Chief Executive Officer with plans to fill the position within the next few months.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

         For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.


                                                                               2